                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                                 AMENDMENT NO. 3

                                      TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              BANCWEST CORPORATION
                              (Name of the Issuer)

                              BANCWEST CORPORATION
                                   BNP PARIBAS
                                 CHAUCHAT L.L.C.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $1 PER SHARE
                         (Title of Class of Securities)

                                    059790105
                      (CUSIP Number of Class of Securities)
                                  -------------



      HOWARD H. KARR                                   PIERRE MARIANI
 C/O BANCWEST CORPORATION                             C/O BNP PARIBAS
     999 BISHOP STREET                           16, BOULEVARD DES ITALIENS
  HONOLULU, HAWAII 96813                            75009 PARIS, FRANCE
 TELEPHONE (808) 525-7000                    TELEPHONE (011) (33) (1) 4014-7286

    (Name, Address and Telephone Number of Persons Authorized to Receive
      Notice and Communications on Behalf of Persons Filing Statement)

                                 With Copies to:

    LEE MEYERSON, ESQ.                            DANIEL S. STERNBERG, ESQ.
   MARNI J. LERNER, ESQ.                            PAUL E. GLOTZER, ESQ.
SIMPSON THACHER & BARTLETT                        CLEARY, GOTTLIEB, STEEN &
   425 LEXINGTON AVENUE                                    HAMILTON
 NEW YORK, NEW YORK 10017                             ONE LIBERTY PLAZA
 TELEPHONE (212) 455-2000                          NEW YORK, NEW YORK 10006
                                                   TELEPHONE (212) 225-2000

This statement is filed in connection with (check the appropriate box):

a.       /X/      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
b.       /  /     The filing of a registration statement under the Securities
                  Act of 1933.
c.       /  /     A tender offer.
d.       /  /     None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

         Check the following box if the filing is a final amendment reporting the results of the transaction: / /


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
   TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
       $2,491,024,922                                    $498,205
--------------------------------------------------------------------------------

* The transaction valuation was based upon the sum of (i) the product of 68,696,529 shares of Common Stock, par value $1 per share, of BancWest Corporation, a Delaware corporation, at a price of $35 per share in cash and
   (ii) a cash-out of 5,145,318 shares of Common Stock covered by outstanding options at a cost of $86,646,407.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

/x/  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $498,205         Filing Party:  BancWest Corporation
Form or Registration No.:   Schedule l4A     Date Filed:  June 5, 2001

                                  INTRODUCTION

         This Amendment No. 3 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by BancWest Corporation, a Delaware corporation ("BancWest"), the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, BNP Paribas, a societe anonyme or limited liability banking corporation organized under the laws of the Republic of France ("BNP Paribas"), and Chauchat L.L.C., a Delaware limited liability company ("Chauchat") and a wholly owned subsidiary of BNP Paribas, in connection with the merger of Chauchat with and into BancWest (the "Merger"), with BancWest as the surviving corporation. As a result of the proposed Merger, (i) BancWest will become a wholly owned subsidiary of BNP Paribas, (ii) each issued and outstanding share of BancWest common stock (other than shares owned by BancWest or any wholly owned subsidiary of BancWest and shares held by any holder who properly demands appraisal rights under Delaware law) will be converted into the right to receive $35 in cash and (iii) each share of BancWest Class A common stock will remain issued and outstanding as Class A common stock of the surviving corporation.

         Concurrently, with the filing of this Schedule l3E-3, BancWest is filing Amendment No. 3 to its preliminary proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the BancWest board of directors is soliciting proxies from stockholders of BancWest in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a). The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

         The filing of this Schedule 13E-3 shall not be construed as an admission by BNP Paribas or Chauchat or by any of their affiliates that BancWest is "controlled" by or under common "control" with BNP Paribas or Chauchat.

ITEM 1.           SUMMARY TERM SHEET
Regulation M-A
Item 1001

                  The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION
Regulation M-A
Item 1002

         (a) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Information About BancWest, BNP Paribas and Chauchat" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting" and
                  "The Special Meeting - Record Date" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Trading Market and Price; Dividends" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Trading Market and Price; Dividends" is incorporated herein by reference.

         (e)-(f) The information set forth in the Proxy Statement under the caption "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF THE FILING PERSON
Regulation M-A
Item 1003

         (a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Information About BancWest, BNP Paribas and Chauchat" and "Special Factors - Background of the Merger" is incorporated herein by reference. During the last five years, none of the filing persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

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
                  DIRECTORS AND EXECUTIVE OFFICERS OF BANCWEST. The table below sets forth for each of the directors and executive officers of BancWest their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless indicated otherwise, each person's principal address is c/o BancWest Corporation, 999 Bishop Street, Honolulu, Hawaii 96813. References below to service as an officer or director of BancWest include service as an officer or director of First Hawaiian, Inc. (which was BancWest's name until November 1,
                  1998).

                                             Present Principal Occupation
                                             Or Employment and Material
                                             Positions Held During the Past
                  Name                       Five Years
                  -----------------------    -----------------------------------
                  NON-CLASS A DIRECTORS:

                  Dr. Julia Ann Frohlich     has been a director of BancWest
                                             since 1992 and a director of First
                                             Hawaiian Bank since August 1991.
                                             She was a director of First
                                             Hawaiian Creditcorp, Inc. from 1990
                                             to June 1998 and was a director of
                                             FHL Lease Holding Company, Inc.
                                             from 1990 to June 1997. She was
                                             President of the Blood Bank of
                                             Hawaii, with a business address of
                                             2043 Dillingham Boulevard,
                                             Honolulu, Hawaii 96819, from 1985
                                             to August 2000, and since then has
                                             served as its President Emeritus.

                  Bert T. Kobayashi, Jr.     has been a director of BancWest
                                             since 1991 and a director of First
                                             Hawaiian Bank since 1974. He is a
                                             principal of the law firm of
                                             Kobayashi, Sugita & Goda, with a
                                             business address of 999 Bishop
                                             Street, Honolulu, Hawaii 96813. He
                                             served as a director of Schuler
                                             Homes, Inc. from 1992 until that
                                             company's merger with Western
                                             Pacific Housing in April, 2001.

                  Fred C. Weyand             has been a director of BancWest
                                             since 1986 and a director of First
                                             Hawaiian Bank since 1981. He was
                                             Vice President of BancWest from
                                             1976 to 1982, Senior Vice President
                                             of First Hawaiian Bank from 1980 to
                                             1982 and Corporate Secretary from
                                             1978 to 1981. He served as a
                                             commissioned officer in the United
                                             States Army from 1940 to 1976 and
                                             held the office of Chief of Staff
                                             as a member of the Joint Chiefs of
                                             Staff from 1974 to 1976. He is a
                                             trustee under the Will and of the
                                             Estate of S.M. Damon.

                  Robert C. Wo               was a director of BancWest from
                                             1974 to 1989 and again since 1992
                                             and has been a director of First
                                             Hawaiian Bank since 1963. He has
                                             been President and Secretary of BJ
                                             Management Corporation, a
                                             management consulting company,
                                             since 1979. He has been Chairman of
                                             C.S. Wo & Sons, Ltd., a
                                             manufacturer and retailer of home
                                             furnishings, since 1973. Both BJ
                                             Management Corporation and C.S. Wo
                                             & Sons, Ltd. have a business
                                             address of 702 S. Beretenia Street,
                                             Honolulu, Hawaii 96813.

                  John W. A. Buyers          has been a director of BancWest
                                             since 1994 and a director of First
                                             Hawaiian Bank since 1976. He has
                                             been Chairman of the Board and
                                             Chief Executive Officer of C.
                                             Brewer and Company, Limited, a
                                             diversified agribusiness and
                                             specialty food company and Hawaii's
                                             oldest company, since 1992. From
                                             1982 to 1992, he was Chairman and
                                             President of C. Brewer and Company,
                                             Limited. Since 1986, he has been
                                             Chairman of ML Resources, Inc., the
                                             managing

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                                             general partner of ML Macadamia
                                             Orchards, L.P., a master limited
                                             partnership traded on the New York
                                             Stock Exchange. The partnership is
                                             engaged in agribusiness. Both C.
                                             Brewer and Company, Limited and ML
                                             Resources, Inc. have a business
                                             address of P.O. Box 1826, Papaikou,
                                             Hawaii 96781-1826. From 1993 to
                                             1999, he served as Chairman and as
                                             a director of Hawaii Land and
                                             Farming Co., Inc., a publicly
                                             traded real estate development
                                             company. He is also a director of
                                             John B. Sanfilippo & Sons, Inc., a
                                             nut marketing company.

                  Walter A. Dods, Jr.        has been a director of BancWest
                                             since 1983, a director of First
                                             Hawaiian Bank since 1979, and a
                                             director of Bank of the West since
                                             November 1998. He has been Chairman
                                             of the Board and Chief Executive
                                             Officer of BancWest and First
                                             Hawaiian Bank since September 1989
                                             and Vice Chairman of Bank of the
                                             West since November 1998. He was
                                             President of BancWest from March
                                             1989 to March 1991. He was
                                             President of First Hawaiian Bank
                                             from November 1984 to October 1989.
                                             He was an Executive Vice President
                                             of BancWest from 1982 to 1989. He
                                             has been with First Hawaiian Bank
                                             since 1968. He is a trustee under
                                             the Will and of the Estate of S.M.
                                             Damon, and a director of Alexander
                                             & Baldwin, Inc., a diversified
                                             ocean transportation, property
                                             development and management, and
                                             food products company.

                  David M. Haig              has been a director of BancWest
                                             since 1989 and a director of First
                                             Hawaiian Bank since 1983. Mr. Haig
                                             is a beneficiary and, since 1982,
                                             has been a trustee, under the Will
                                             and of the Estate of S.M. Damon. He
                                             has served as Chairman of the
                                             Estate of S.M. Damon since 1993.

                  John A. Hoag               has been a director of BancWest
                                             since 1991 and a director of First
                                             Hawaiian Bank since October 1989.
                                             He was President of BancWest from
                                             1991 until April 1995 and was an
                                             Executive Vice President of
                                             BancWest from 1982 to 1991. From
                                             1989 until June 1994, Mr. Hoag was
                                             President of First Hawaiian Bank.
                                             From that date until his retirement
                                             in June 1995, he was Vice Chairman
                                             of First Hawaiian Bank. Mr. Hoag is
                                             Chairman of the Board of Hawaii
                                             Reserves, Inc., a land management
                                             corporation that is a subsidiary of
                                             Deseret Management Corporation.

                  Paul Mullin Ganley         has been a director of BancWest
                                             since 1991 and a director of First
                                             Hawaiian Bank since 1986. He is a
                                             trustee under the Will and of the
                                             Estate of S.M. Damon and a partner
                                             in the law firm of Carlsmith Ball,
                                             with a business address of 1001
                                             Bishop Street, Pacific Tower, Suite
                                             2200, Honolulu, Hawaii 96813.

                  Fujio Matsuda              has been a director of BancWest
                                             since 1987 and a director of First
                                             Hawaiian Bank since 1985. Since
                                             July 1996, he has been Chairman,
                                             Pacific International Center for
                                             High Technology Research, with a
                                             business address of 1844 Kihi
                                             Street, Honolulu, Hawaii 96821. He
                                             was President of the Japan-America
                                             Institute of Management Science,
                                             with a business address of 6660
                                             Hawaii Kai Drive, Honolulu, Hawaii
                                             96822, from September 1994 to June
                                             1996. He was Executive Director of
                                             the Research Corporation of the

                                             University of Hawaii from 1984
                                             until 1994, and he was the
                                             President of the University of
                                             Hawaii from 1974 to 1984.

                  John K. Tsui               has been a director of BancWest
                                             since July 1995 and a director of
                                             First Hawaiian Bank since July
                                             1994. He has been Vice Chairman and
                                             Chief Credit Officer of BancWest
                                             since November 1998. He was
                                             President of BancWest from April
                                             1995 through October 1998. He
                                             became President and Chief
                                             Operating Officer of First Hawaiian
                                             Bank in July 1994 and Vice Chairman
                                             of Bank of the West in November
                                             1998. He was Executive Vice
                                             President of Bancorp Hawaii, Inc.
                                             (now known as Pacific Century
                                             Financial Corporation), with a
                                             business address of 111 S. King
                                             Street, Honolulu, Hawaii 96813,
                                             from 1986 to June 1994 and Vice
                                             Chairman of Bank of Hawaii from
                                             1984 to June 1994.

                  CLASS A DIRECTORS:
                  Robert A. Fuhrman          has been a director of BancWest
                                             since November 1998 and a director
                                             of Bank of the West since August
                                             1981. He has been Chairman of the
                                             Board of Directors of Bank of the
                                             West since April 1991. He is the
                                             retired Vice Chairman, President
                                             and Chief Operating Officer of
                                             Lockheed Corporation, with a
                                             business address of 1543 Riata
                                             Road, P.O. Box 9, Pebble Beach,
                                             California 93953.

                  Pierre Mariani             has been a director of BancWest and
                                             of Bank of the West since December
                                             1999. Mr. Mariani is Executive Vice
                                             President, International Retail
                                             Banking, of BNP Paribas, with a
                                             business address of 16, boulevard
                                             des Italiens, 75009 Paris, France.
                                             He served as Senior Advisor and
                                             Chief of Staff of the Minister of
                                             Budget and Government Spokesman
                                             from 1993 to 1995, Chief Executive
                                             Officer and director of Societe
                                             D'Investissements Immobiliers Et De
                                             Gestion (SEFIMEG), a major French
                                             property company, from 1995 to
                                             1996; and Chief Executive Officer
                                             and director of BANEXI, the
                                             investment bank of Banque Nationale
                                             de Paris, the predecessor entity to
                                             BNP Paribas ("BNP"), from 1996 to
                                             1999. Mr. Mariani is a citizen of
                                             the Republic of France.

                  Rodney R. Peck             has been a director of BancWest
                                             since November 1998 and a
                                             director of Bank of the West since
                                             July 1990. He is a Senior Partner
                                             with the law firm of Pillsbury
                                             Winthrop LLP, with a business
                                             address of 50 Fremont Street, San
                                             Francisco, California.

                  Jacques Ardant             has been a director of BancWest
                                             since November 1998 and a director
                                             of Bank of the West since September
                                             1998. He has been a member of the
                                             Executive Committee of
                                             International Retail Banking, BNP
                                             Paribas since September 1999, and
                                             Director for International Banking
                                             and Finance, North America Area, of
                                             BNP Paribas or BNP since April
                                             1997. He was Deputy General Manager
                                             for BNP Greek branches and
                                             subsidiaries from 1994 to April
                                             1997. He was General Secretary for
                                             BNP Italian branches and
                                             subsidiaries from 1989 to 1994. He
                                             has been with BNP Paribas or BNP
                                             since 1978. Mr. Ardant is a citizen
                                             of the Republic of France.

                  Michel Larrouilh           has been a director of BancWest
                                             since November 1998 and a director
                                             of Bank of the West since February
                                             1984. He was Chief Executive
                                             Officer of Bank of the West from
                                             February 1984 to December 1995. He
                                             was Chairman and Chief Executive
                                             Officer of Bank of the West's
                                             holding company from January 1996
                                             to December 1997. He was Chairman
                                             and Advisor to the Chief Executive
                                             Officer of Bank of the West's
                                             holding company from January 1998
                                             to October 1998. Mr. Larrouilh is a
                                             citizen of the Republic of France.

                  Edouard A. Sautter         has been a director of BancWest and
                                             Bank of the West since April 2001.
                                             He was the head of Group Risk
                                             Management and a Member of the
                                             Management Committee of BNP, or BNP
                                             Paribas, as the case may be, from
                                             October 1994 until his retirement
                                             in July 2000. From 1989 until 1994
                                             he served as an Executive Vice
                                             President in charge of the Industry
                                             Research Department at BNP, with a
                                             business address of 1, boulevard
                                             Haussmann, 75009 Paris, France. He
                                             joined BNP in 1967. Mr. Sautter is
                                             a citizen of the Republic of
                                             France.

                  Don J. McGrath             has been a director of BancWest
                                             since November 1998, a director of
                                             Bank of the West since July 1989,
                                             and a director of First Hawaiian
                                             Bank since November 1998. He has
                                             been President and Chief Operating
                                             Officer of BancWest since November
                                             1998, President and Chief Executive
                                             Officer of Bank of the West since
                                             January 1996 and Vice Chairman of
                                             First Hawaiian Bank since November
                                             1998. He was President and Chief
                                             Operating Officer of Bank of the
                                             West from 1991 to 1996. He has been
                                             with Bank of the West since 1975.
                                             Mr. McGrath became a public member
                                             of the Pacific Stock Exchange Board
                                             of Governors in January 2001.

                  Joel Sibrac                has been a director of BancWest
                                             since November 1998 and a director
                                             of Bank of the West since January
                                             1995. He has been Vice Chairman of
                                             BancWest since November 1998. He
                                             has been Senior Executive Vice
                                             President, Commercial Banking
                                             Group, of Bank of the West since
                                             1996. He was General Manager, North
                                             American Desk, of BNP Paribas from
                                             1994 to 1996 and Head of Territory
                                             for BNP Italian branches and
                                             subsidiaries from 1990 to 1994. He
                                             joined BNP Paribas in 1974. Mr.
                                             Sibrac is a citizen of the Republic
                                             of France.

                  Jacques Henri Wahl         has been a director of BancWest
                                             since November 1998 and a director
                                             of Bank of the West since July
                                             1982. He served as Senior Adviser
                                             to the Chief Executive Officer of
                                             BNP Paribas, with a business
                                             address of Direction Generale, 2
                                             rue Laffitte, 75009 Paris, France,
                                             and of BNP, from January 1997 until
                                             his retirement in February 2001.
                                             He was a member of the Managing
                                             Committee of BNP, and a director of
                                             BNP, from January 1997 until May
                                             2000. He served as Vice Chairman
                                             of BNP and Chairman of Banque
                                             Nationale de Paris
                                             Intercontinentale from 1993 to
                                             1996. He was President and Chief
                                             Operating Officer of BNP from 1982
                                             to 1993. Mr. Wahl is a citizen of
                                             the Republic of France.

                  EXECUTIVE OFFICERs:
                  Walter A. Dods, Jr.        Please see "Directors and Executive
                                             Officers of BancWest - Non-Class A
                                             Directors."

                  Don J. McGrath             Please see "Directors and Executive
                                             Officers of BancWest - Class A
                                             Directors."

                  John K. Tsui               Please see "Directors and Executive
                                             Officers of BancWest - Non-Class A
                                             Directors."

                  Joel Sibrac                Please see "Directors and Executive
                                             Officers of BancWest - Class A
                                             Directors."

                  Howard H. Karr             has been Executive Vice President
                                             and Chief Financial Officer of
                                             BancWest since November 1998 and
                                             Vice Chairman of First Hawaiian
                                             Bank since 1997 and was Executive
                                             Vice President and Treasurer of
                                             BancWest from 1989 to October 1998
                                             and Vice Chairman, Chief Financial
                                             Officer and Treasurer of First
                                             Hawaiian Bank from September 1993
                                             to 1997. Mr. Karr has been with
                                             First Hawaiian Bank since 1973.

                  Douglas C. Grigsby         has been Executive Vice President
                                             and Treasurer of BancWest since
                                             November 1998 and Chief Financial
                                             Officer of Bank of the West since
                                             1989. Mr. Grigsby joined Bank of
                                             the West in 1977.

                  Bernard Brasseur           has been Executive Vice President
                                             and Risk Manager of BancWest since
                                             November 1998, Risk Manager of Bank
                                             of the West since 1983 and Vice
                                             Chairman of First Hawaiian Bank
                                             since November 1998. Mr. Brasseur
                                             joined BNP in 1966, and Bank of the
                                             West in 1983. Mr. Brasseur is a
                                             citizen of the Republic of France.

                  Donald G. Horner           has been Executive Vice President
                                             of BancWest since 1989 and Vice
                                             Chairman of First Hawaiian Bank
                                             since July 1994 and was Executive
                                             Vice President of First Hawaiian
                                             Bank from 1993 to 1994. Mr. Horner
                                             has been with First Hawaiian Bank
                                             since 1978.

                  To the knowledge of BancWest, during the last five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                  DIRECTORS AND EXECUTIVE OFFICERS OF BNP PARIBAS. The table below sets forth for each of the directors and executive officers of BNP Paribas their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a citizen of the Republic of France unless otherwise indicated. Unless indicated otherwise, each person's principal address is c/o BNP Paribas, 3 rue d'Autin, 75002 Paris, France.

                                             Present Principal Occupation Or
                                             Employment and Material Positions
                                             Held During the Past
                  Name                       Five Years
                  -------------------        ----------------------------------
                  DIRECTORS:
                  Michel Pebereau            has been Chairman and Chief
                                             Executive Officer of BNP Paribas,
                                             with a business address of 3 rue
                                             d'Autin, 75002 Paris, France, since
                                             October 1993.

                  Patrick Auguste            has been an employee representative
                                             on the BNP Paribas Board since
                                             1993. For the past five years, he
                                             has been an employee in BNP

                                             Paribas' retail banking network,
                                             with a business address of 24, rue
                                             des Jeuneurs, 75002 Paris, France.

                  Claude Bebear              has been Chairman of the
                                             Supervisory Board of AXA since
                                             2000, with a business address of 25
                                             avenue Matignon, 75008 Paris,
                                             France. He was Chairman of the
                                             Board of Managing Directors of
                                             AXA-UAP, then AXA, from 1997 to
                                             2000. Prior to 1997, he was
                                             Chairman and Chief Executive
                                             Officer of AXA.

                  Jean-Louis Beffa           has been Chairman and Chief
                                             Executive Officer of Saint-Gobain
                                             since 1986, with a business address
                                             of 18, avenue d'Alsace, 92060
                                             Paris-La Defense, France.

                  Jack Delage                has been an employee representative
                                             on the BNP Paribas Board since
                                             2001. For the past five years, he
                                             has been an employee of BNP
                                             Paribas' retail banking network,
                                             with a business address of 13,
                                             place du Marechal Leclerc, 86000
                                             Poitiers, France.


                  Bernd Fahrholz             is Chairman of the Board
                                             of Managing Directors of Dresdner
                                             Bank and has been a Member of the
                                             Board of Managing Directors of
                                             Dresdner Bank since 1998. Since
                                             1996, he has been a Senior General
                                             Manager of Dresdner Bank. Dresdner
                                             Bank's business address is Jurgen
                                             Ponto Platz, 6030 Frankfurt am
                                             Main, Germany. Mr. Fahrholz is a
                                             citizen of Germany.


                  Michel Francois-Poncet     has been Vice-Chairman of the Board
                                             of BNP Paribas since 2000, and was
                                             Chairman of the Supervisory Board
                                             of BNP Paribas from 1990 to 2000.

                  M. Jacques Friedmann       was Chairman of the Supervisory
                                             Board of AXA from 1999 to 2000,
                                             with a business address of 25
                                             avenue Matignon, 75008 Paris,
                                             France. From 1993 to 1997, he was
                                             Director and Chairman of the
                                             Supervisory Board of UAP, which
                                             merged with AXA in 1997.

                  Francois Grappotte         has been Chairman and Chief
                                             Executive Officer of Legrand since
                                             1988, with a business address of
                                             128, avenue de Lattre de Tassigny,
                                             87045 Limoges Cedex 16, France.

                  Paul-Louis Halley          has been Chairman of EuroCommerce
                                             since 1999, with a business address
                                             of Avenue Emile de Mot, B 19 B 100
                                             Bruxelles, Belgium. He was Chairman
                                             and Chief Executive Officer of the
                                             Promodes Group from 1972 to 1999,
                                             with a business address of 26 quai
                                             Michelet, 92695 Levallois Peret
                                             Cedex, France.

                  Philippe Jaffre            has been Chairman and Chief
                                             Executive Officer of Europ@web
                                             since 2000, with a business address
                                             of 5 rue Newton, 75116 Paris,
                                             France. He is also Chairman of the
                                             Supervisory Board of Zebank, with a
                                             business address of 44 rue Louis
                                             Blanc, 75010 Paris, France. From
                                             1993 to 1999, he was Chairman and
                                             Chief Executive Officer of Elf
                                             Aquitaine, with a business address
                                             of 2 place de la Coupole, 92400
                                             Courbevole, France.


                  Alain Joly                 has been Chairman and Chief
                                             Executive Officer of L'Air Liquide
                                             since 1995, with a business address
                                             of 75, Quai d'Orsay, 75007 Paris,
                                             France.

                  Denis Kessler              is Chairman of the French
                                             Federation of Insurance Companies,
                                             and is Vice-President of MEDEF,
                                             with a business address of 5 avenue
                                             Bosquet, 75007 Paris, France. He
                                             was President and Chief Operating
                                             Officer of AXA from 1997 to 1998,
                                             with a business address of 25
                                             avenue Matignon, 75008 Paris,
                                             France. Prior to 1997, he was
                                             employed at AXA.

                  Jean-Marie Messier         has been Chairman and Chief
                                             Executive Officer of Vivendi since
                                             1998, and from 1996 to 1998 was
                                             Chairman and Chief Executive
                                             Officer of Vivendi's predecessor
                                             Compagnie Generale des Eaux (CGE),
                                             with a business address of 42,
                                             avenue de Friedland, 75380 Paris,
                                             France. He was Chairman and Chief
                                             Executive Officer of Cegetel from
                                             1996 to 2000, with a business
                                             address of Tour Sequoia, 1, Place
                                             Carpeaux, 92915 Paris, La Defense,
                                             France. From 1996 to 1997, he was
                                             Chairman and Chief Executive
                                             officer of SGE, with a business
                                             address of 12, avenue du Quebec,
                                             91943 Courtaboeuf Cedex, France.
                                             Additionally, from 1995 to 1996
                                             he was Chairman and Chief Executive
                                             Officer of CGIS.

                  Jean Morio                 has been an employee representative
                                             on the BNP Paribas Board since
                                             2001. For the past five years, he
                                             has been an economic research
                                             employee at BNP Paribas, with a
                                             business address of 15 rue Louis Le
                                             Grand, 75002 Paris, France.

                  Lindsay Owen-Jones         has been Chairman and Chief
                                             Executive Officer of L'Oreal for
                                             the past five years, with a
                                             business address of 41, rue Martre,
                                             92117 Clichy, France.

                  David Peake                is Chairman of BNP-UK Holdings
                                             Limited, with a business address of
                                             8-13 King William Street, P.O. Box
                                             416, London EC4P 4HS England. Mr.
                                             Peake is a citizen of the United
                                             Kingdom.

                  Baudouin Prot              has been President and Chief
                                             Operating Officer of BNP Paribas
                                             since 2000, and was President and
                                             Chief Operating Officer of BNP from
                                             1996 to 2000.

                  Louis Schweitzer           has been Chairman and Chief
                                             Executive Officer of Renault since
                                             1992, with a business address of
                                             34, Quai du Point du Jour, 92100,
                                             Boulogne-Billancourt, France. Rene
                                             Thomas has been Honorary Chairman
                                             of BNP Paribas since 1993.

                  Rene Thomas                has been Honorary Chairman of BNP
                                             Paribas since 1993.

                  EXECUTIVE OFFICERS:
                  Michel Pebereau            Please see "Directors and Executive
                                             Officers of BNP Paribas -
                                             Directors."

                  Baudouin Prot              has been President and Chief
                                             Operating Officer of BNP Paribas
                                             since 2000, and was President and
                                             Chief Operating Officer of BNP from
                                             1996 to 2000, with a business
                                             address of 16, boulevard des
                                             Italiens, 75009 Paris, France.

                  Dominique Hoenn            has been President and Chief
                                             Operating Officer of BNP Paribas
                                             since 2000, and was Chief Operating
                                             Officer of Paribas from 1996 to
                                             2000.

                  Philippe Blavier           has been Co-Head of Corporate and
                                             Investment Banking of BNP Paribas
                                             and a member of its Board of

                                             Management since 2000. For the five
                                             prior years, he was a member of the
                                             Paribas Board of Management.

                  Georges Chodron de         has been Co-Head of Corporate and
                  Courcel                    Investment Banking of BNP Paribas
                                             and a member of its Board of
                                             Management since 2000. For the five
                                             prior years, he was a member of the
                                             BNP Board of Management, with a
                                             business address of 16, boulevard
                                             des Italiens, 75009 Paris, France.

                  Jean Clamon                has been Head of Specialized
                                             Financial Services of BNP Paribas
                                             and a member of its Board of
                                             Management since 2000, with a
                                             business address of 21 rue La
                                             Perouse, 75016 Paris, France. For
                                             the five prior years, he was a
                                             member of the Paribas Board of
                                             Management.

                  Herve Gouezel              has been Head of Group Information
                                             System of BNP Paribas and a member
                                             of its Board of Management since
                                             2000, with a business address of 59
                                             avenue de la Republique, 93100
                                             Montreuil, France. For the five
                                             prior years, he was a member of the
                                             BNP Board of Management, with a
                                             business address of 16, boulevard
                                             des Italiens, 75009 Paris, France.

                  Bernard Lemee              has been Head of Group Human
                                             Resources of BNP Paribas and a
                                             member of its Board of Management
                                             since 2000. For the five prior
                                             years, he was a member of the BNP
                                             Board of Management, with a
                                             business address of 16, boulevard
                                             des Italiens, 75009 Paris, France.

                  Vivien Levy-Garboua        has been Head of Asset Management,
                                             Private Banking, Securities
                                             Services, Insurance and Real Estate
                                             of BNP Paribas, as well as a member
                                             of its Board of Management since
                                             2000, with a business address of 33
                                             rue du 4 septembre, 75002 Paris,
                                             France. For the five prior years,
                                             he was a member of the BNP Board of
                                             Management, with a business address
                                             of 16, boulevard des Italiens,
                                             75009 Paris, France.

                  Alain Moynot               has been Head of French Retail
                                             Banking of BNP Paribas and a member
                                             of its Board of Management since
                                             2000, with a business address of
                                             16, boulevard des Italiens, 75009
                                             Paris, France. For the five prior
                                             years, he was a member of the BNP
                                             Board of Management, with a
                                             business address of 16, boulevard
                                             des Italiens, 75009 Paris, France.

                  Amaury-Daniel de           has been Head of BNP Paribas
                  Seze                       Capital and a member of the Board
                                             of Management of BNP Paribas since
                                             2000, with a business address of 37
                                             avenue de l'Opera, 75002 Paris,
                                             France. For the five prior years,
                                             he was a member of the Paribas
                                             Board of Management.

                  Laurent Treca              is Executive Committee Spokesman of
                                             BNP Paribas and has been Head of
                                             Development for the past five
                                             years.

                  To the knowledge of BNP Paribas, during the last five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

                  MEMBERS AND EXECUTIVE OFFICERS OF CHAUCHAT. The sole member of Chauchat is Chauchat Holdings Corporation, a Delaware corporation wholly owned by BNP Paribas. The table below sets forth for each of the executive officers of Chauchat their respective present principal occupation or employment, their principal address, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such executive officer. Each person identified below is a citizen of the Republic of France unless otherwise indicated.

                                             Present Principal Occupation
                                             Or Employment and Material
                                             Positions Held During the Past
                  Name                       Five Years
                  ----------------------     ----------------------------------
                  EXECUTIVE OFFICERS:
                  Jacques Ardant             has been President of Chauchat
                                             since its formation in May, 2001.
                                             Please also see "Directors and
                                             Officers of BancWest - Class A
                                             Directors."

                  Pierre Mariani             has been Vice-President of Chauchat
                                             since its formation in May, 2001.
                                             Please also see "Directors and
                                             Officers of BancWest - Class A
                                             Directors."

                  Fletcher Duke              has been Secretary and Treasurer of
                                             Chauchat since its formation in
                                             May, 2001. He has been Senior
                                             Counsel at BNP Paribas since the
                                             merger of BNP and Paribas in 2000,
                                             with a business address of 3, rue
                                             d'Antin, 75002 Paris, France. From
                                             1994 to 2000, he was Deputy General
                                             Counsel at the New York Branch of
                                             Paribas, with a business address of
                                             787 Seventh Avenue, New York, NY
                                             10019. He is a United States
                                             citizen.

                  Diana Mitchell             has been Assistant Treasurer of
                                             Chauchat since its formation in
                                             May, 2001. She has been Vice
                                             President and Assistant General
                                             Counsel at BNP Paribas since the
                                             merger of BNP and Paribas in 2000,
                                             and was Vice President and
                                             Assistant General Counsel at
                                             Paribas from 1998 to 2000. From
                                             1994 to 1998, she was Legal Counsel
                                             at Paribas. The business address
                                             for BNP Paribas and Paribas is 787
                                             Seventh Avenue, New York, NY 10019.
                                             She is a United States citizen.

                  To the knowledge of BNP Paribas and Chauchat, during the last five years, none of the foregoing or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4.           TERMS OF THE TRANSACTION
Regulation M-A
Item 1004

       (a)(1)     Not applicable.

       (a)(2)(i) The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

       (a)(2)(ii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger," "Summary Term Sheet - Our Position as to the Fairness of the Merger" and "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger" is incorporated herein by reference.

       (a)(2)(iii)The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - BNP Paribas' and Chauchat's Positions as to the

                  Fairness of the Merger" and "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

      (a)(2)(iv) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting" and "The Special Meeting - Voting Rights; Vote Required for Adoption" is incorporated herein by reference.


      (a)(2)(v) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger" is incorporated herein by reference.

      (a)(2)(vi) The information set forth in Proxy Statement under the captions "Summary Term Sheet - Accounting Treatment" and "The Merger - Accounting Treatment" is incorporated herein by reference.

      (a)(2)(vii) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Material U.S. Federal Income Tax Consequences" and "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders" is incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger" is incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Appraisal Rights" and "The Merger - Appraisal Rights" is incorporated herein by reference.

      (e)         None.

      (f)         Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Regulation M-A
Item 1005

      (a)(1) The information set forth in the Proxy Statement under the captions "Special Factors - Certain Relationships Between BancWest and BNP Paribas" and "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

      (a)(2 ) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "Special Factors - Certain Relationships Between BancWest and BNP Paribas" and "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.


      (b)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "Special Factors - Certain Relationships Between BancWest and BNP Paribas" and "Other Matters - Certain Transactions with Directors, Executive Officers and Affiliates" is incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "Special Factors - Certain Relationships Between BancWest and BNP Paribas" and "The Special Meeting - Voting Rights; Vote Required for Adoption" is incorporated herein by reference. The information set forth in Exhibits (d)(1), (d)(2), (d)(3),
                  (d)(4) and (d)(5) hereto is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Regulation M-A
Item 1006

      (b) The information set forth in the Proxy Statement under the captions "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger" and "Special Factors - Effects of the Merger; Plans or Proposals After the Merger" is incorporated herein by reference.

      (c)(1)-(8) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Effects of the Merger; Plans or Proposals After the Merger" and "Special Factors - Interests of Directors and Executive Officers in the Merger" is incorporated herein by reference.

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Regulation M-A
Item 1013

      (a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger" and "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the captions "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - Preliminary Presentation by Goldman, Sachs & Co.", "Special Factors - Opinion of Goldman, Sachs & Co.," "Special Factors - Summary of Financial Analyses of Merrill Lynch & Co." and "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger" is incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Summary Term Sheet - Recommendations of the Special Committee and Our Board Directors," "Summary Term Sheet - Opinion of Goldman, Sachs & Co.," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - Preliminary Results by Goldman, Sachs & Co.", "Special Factors - Opinion of Goldman, Sachs & Co.," "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors - Summary of Financial Analyses of Merrill Lynch & Co." and "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - What You Will Be Entitled to Receive in the Merger," "Summary Term Sheet - Opinion of Goldman, Sachs & Co.," "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Summary Term Sheet - Material U.S. Federal Income Tax Consequences," "Summary Term Sheet - Appraisal Rights," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - Preliminary Presentation by Goldman, Sachs & Co.," "Special Factors - Opinion of Goldman, Sachs & Co.," "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors
                  - Summary of Financial Analyses of Merrill Lynch & Co.," "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger," "Special Factors - Effects of the Merger; Plans or Proposals After the Merger," "Special Factors
                  - Certain Relationships Between BancWest and BNP Paribas," "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to our Stockholders," "Special Factors - Litigation," "The Merger - The Merger Agreement" and "The Merger - Appraisal Rights" is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION
Regulation M-A
Item 1014

      (a)-(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - Preliminary Presentation by Goldman, Sachs & Co.," "Special Factors - Opinion of Goldman, Sachs & Co.," "Special Factors - Our Forecasts," "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger" and "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Merger Agreement," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors
                  - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "The Special Meeting - Voting Rights; Vote Required for Adoption" and "The Merger - The Merger Agreement" is incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger" and "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.

       (e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger" and "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of Merger" is incorporated herein by reference.

       (f)        Not applicable.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Regulation M-A
Item 1015

       (a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Opinion of Goldman, Sachs & Co.," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - Preliminary Presentation by Goldman, Sachs & Co.", "Special Factors - Opinion of Goldman, Sachs & Co.," "Special Factors - Our Forecasts," "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors - Summary of Financial Analyses of Merrill Lynch & Co.," "Special Factors - Purpose and Reason for the Merger; Structure of the Merger," "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference. The full text of the written opinion of Goldman, Sachs & Co., dated May 8, 2001, is attached to the Proxy Statement as Annex B. The written materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on April 18, 2001 are set forth as Exhibit(c)(4) and are incorporated herein by reference. The written materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on May 6, 2001 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference. The written materials presented by Merrill Lynch & Co. to the board of directors of BNP Paribas on May 4, 2001 are set forth as Exhibit(c)(3) hereto and are incorporated herein by reference. The draft discussion materials prepared by Merrill Lynch & Co. in January, 2001 are set forth as Exhibit (c)(5) hereto and are incorporated herein by reference.


ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
Regulation M-A
Item 1007

       (a)-(b),   The information set forth in the Proxy Statement under the
       (d) captions "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference.


       (c) The information set forth in the Proxy Statement under the captions "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference.


ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Regulation M-A
Item 1008

       (a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Background of the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger," "The Special Meeting - Voting Rights; Vote Required for Adoption" and "Other Matters - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

       (b)(1)-(5) The information set forth in the Proxy Statement under the caption "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference.

ITEM 12.          THE SOLICITATION OR RECOMMENDATIONS
Regulation M-A
Item 1012

       (d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Interests of Directors and Executive Officers in the Merger," "Special Factors - Interests of Directors and Executive Officers in the Merger" and "The Special Meeting - Voting Rights; Vote Required for Adoption," is incorporated herein by reference.

       (e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors," "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Summary Term Sheet - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - BNP Paribas' and Chauchat's Positions as to the Fairness of the Merger" and "Special Factors - Purpose and Reasons for the Merger; Structure of the Merger" is incorporated herein by reference.


ITEM 13.          FINANCIAL STATEMENTS
Regulation M-A
Item 1010

       (a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Selected Consolidated Financial Data of BancWest" and "Summary Term Sheet - Consolidated Ratios of Earnings to Fixed Charges and Book Value Per Share" is incorporated herein by reference.

       (b)        None.


ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Regulation M-A
Item 1009

       (a)-(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Our Position as to the Fairness of the Merger," "Special Factors - Preliminary Presentation by Goldman, Sachs & Co.", "Special Factors - Opinion of Goldman, Sachs & Co.," "Special Factors - Recommendations of the Special Committee and Our Board of Directors; Fairness of the Merger," "Special Factors - Summary of Financial Analyses of Merrill Lynch & Co.," "The Special Meeting - Solicitation of Proxies," "The Merger - Fees and Expenses of the Merger" and "The Merger - Financing of the Merger" is incorporated herein by reference.

ITEM 15.          ADDITIONAL INFORMATION
Regulation M-A
Item 1011

       (b) The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.          EXHIBITS
Regulation M-A
Item 1016

       (a) Amendment No. 3 to the Proxy Statement filed with the Securities and Exchange Commission on August ___, 2001 is incorporated by reference herein.

       (b)        None.

       (c) (1) Opinion of Goldman, Sachs & Co. attached as Annex B to the Proxy Statement.

       (c) (2) Materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on May 6, 2001.

       (c) (3) Materials presented by Merrill Lynch & Co. to the Board of Directors of BNP Paribas on May 4, 2001.

       (c) (4) Materials presented by Goldman Sachs & Co. to the BancWest Special Committee on April 18, 2001.

       (c) (5) Draft Discussion Materials prepared by Merrill Lynch & Co. in January, 2001.

       (d) (1) Agreement and Plan of Merger, dated as of May 8, 2001, as Amended and Restated as of July 19, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C. attached as Annex A to the Proxy Statement.

       (d) (2) Waiver Letter to Standstill Agreement, dated May 7, 2001, between BancWest Corporation and BNP Paribas.

       (d) (3) Waiver Letter to Standstill Agreement, dated May 4, 2001, between BancWest Corporation and BNP Paribas.

       (d) (4) Standstill and Governance Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP

                  Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).

       (d) (5) Registration Rights Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).

       (f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex C to the Proxy Statement.


       (g)        None.

\




                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2001

                               BANCWEST CORPORATION


                               By: /s/ Howard H. Karr
                                   --------------------------------------
                                   Name:    Howard H. Karr
                                   Title:   Executive Vice President and
                                            Chief Financial Officer


                               BNP PARIBAS


                               By: /s/ Pierre Mariani
                                   --------------------------------------
                                   Name:    Pierre Mariani
                                   Title:   Head of International Retail
                                               Banking


                               CHAUCHAT L.L.C.


                               By its Sole Member, Chauchat Holdings Corporation


                               By: /s/ Jacques Ardant
                                   --------------------------------------
                                   Name:    Jacques Ardant
                                   Title:   President

                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION


       (a) Amendment No. 3 to the Proxy Statement filed with the Securities and Exchange Commission on August 15, 2001 is incorporated by reference herein.

       (b)        None.

       (c) (1) Opinion of Goldman, Sachs & Co. attached as Annex B to the Proxy Statement.

       (c) (2) Materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on May 6, 2001.

       (c) (3) Materials presented by Merrill Lynch & Co. to the Board of Directors of BNP Paribas on May 4, 2001.

       (c) (4) Materials presented by Goldman, Sachs & Co. to the BancWest Special Committee on April 18, 2001.

       (c) (5) Draft Discussion Materials prepared by Merrill Lynch & Co. in January, 2001.

       (d) (1) Agreement and Plan of Merger, dated as of May 8, 2001, as Amended and Restated as of July 19, 2001, by and among BancWest Corporation, BNP Paribas and Chauchat L.L.C. attached as Annex A to the Proxy Statement.

       (d) (2) Waiver Letter to Standstill Agreement, dated May 7, 2001, between BancWest Corporation and BNP Paribas.

       (d) (3) Waiver Letter to Standstill Agreement, dated May 4, 2001, between BancWest Corporation and BNP Paribas.

       (d) (4) Standstill and Governance Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).

       (d) (5) Registration Rights Agreement, dated as of November 1, 1998, between First Hawaiian, Inc. (predecessor to BancWest Corporation) and Banque Nationale de Paris (predecessor to BNP Paribas) (incorporated by reference to the information filed on Form 8-K, File No. 001-14585, filed by BancWest Corporation).

       (f) Section 262 of the General Corporation Law of the State of Delaware attached as Annex C to the Proxy Statement.

       (g)        None.